SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR LAUNCHES BIGGEST EVER WINTER SCHEDULE

                         125 ROUTES TO 84 DESTINATIONS

                             WITH FARES FROM GBP9.99*


Ryanair, Europe's No. 1 low fares airlines today (Tuesday, 15 July 2003) launched its BIGGEST ever Winter Schedule which will see the airline operate on 125 routes, serving 84 destinations across 16 countries in Europe, with fares starting at just GBP9.99. The new Winter Schedule, which runs from October 2003 until March 2004, includes the 50 new routes launched earlier this year and will feature almost 500 flights a day.

For added convenience, the Winter Schedule can now be downloaded as PDF file from the Timetables page on www.ryanair.com.

Announcing details of the Winter Schedule, Sinead Finn, Ryanair's Sales and Marketing Manager for Europe, said:

        "Ryanair is No.1 for Low Fares, No. 1 for Punctuality, No. 1 for Customer Service and this schedule confirms we're also No.1 for choice. This year, we launched two new bases in Europe - Milan and Stockholm - and added new routes to France, Germany, Italy, Netherlands, Portugal, Spain, and Scandinavia.

        "We've increased the frequency and put larger aircraft on some of our popular routes so that people have an even greater choice over when they travel. For example, we've increased capacity on our London-Brussels and London-Dusseldorf routes, which will be great news for disappointed BA passengers who've just had those routes cancelled by the airline.

        "We're also flying to popular ski resorts such as Salzburg, Turin, St Etienne and Graz, which will enable skiers plan their own ski programmes at fares that nobody else can match.

        "Flights for the winter will be in huge demand, so passengers are advised to book early on www.ryanair.com to get the lowest fares, especially around peak times such as Christmas, public holidays and school breaks."

* excludes taxes and charges

ENDS    15TH JULY 2003

For further information:  Paul Fitzsimmons  Pauline McAlester

                          Ryanair           Murray Consultants

                          Tel: + 353 1 812 1228  Tel: + 353 1 4980300

Ryanair Winter Schedule: Frequency

Ryanair's Winter schedule sees additional flights being added to the following routes:



From      To                                Frequency Increase

London    Italy          Verona-Brescia     From 1 to 2 flights daily

                         Bologna-Forli      From 1 to 2 flights daily

                         Rome Ciampino      From 4 to 5 flights daily

                         Milan-Bergamo      From 3 to 6 flights daily

          Netherlands    Eindhoven          From 1 to 2 flights daily

          Germany        Hamburg Lubeck     From 2 to 3 flights daily

          Scandinavia    Stockholm (VST)    From 1 to 2 flights daily

                         Gothenburg         From 2 to 3 flights daily

                         Oslo-Torp          From 2 to 3 flights daily

          England        Newquay            From 2 to 3 flights daily

Dublin    England        Newcastle          From 1 to 2 flights daily





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 July, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director